UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Cryogenic Solutions, Inc.
             ----------------------------------------------
             (Name of Small Business Issuer in its charter)
            Nevada                                   75-2801178
--------------------------------        ------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

6524 San Felipe PMB 388 Houston, Texas                  77057
----------------------------------------              ----------
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number, (713) 780-1399
                           ---------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

        NA                                                  NA
-------------------                           ------------------------------

Securities to be registered under Section 12(g) of the Act:

             The registrant had 17,485,700 shares of Common Stock,
             at $.001 par value, outstanding as of December 31,1998.
             -------------------------------------------------------
                                (Title of class)
Explanation for ammended form.
Due to software complications the intial Form 10SB12G EDGAR filing was incorrectly transmitted.

Item 1.   Description of Business

Cryogenic Solutions, Inc. is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

The company was formed in 1995 under SEC regulation D as a biomedical research and development operation. Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

The company has developed a "cassette" that can be inserted into a viral delivery/expression vector of choice. The cassette enables the vector to express any desired sequence-specific, single-stranded DNA (ssDNA) oligonucleotide.

Most human diseases arise from the function or dysfunction of genes within the body, either those of pathogens, such as viruses, or the body's own genes. New technological advances in molecular biology have led to the identification of genes associated with major human diseases and the determination of their genetic basis.

Antisense oligonucleotide technology is providing a highly specific strategy for targeting a wide range of diseases at the genetic level, by interfering with mRNA to inhibit production of disease associated proteins.

In this rapidly expanding market, the race is on to develop oligonucleotide drugs for the treatment of diseases such as cancer, HIV, Hepatitis B and a range of inflammatory conditions such as arthritis and psoriasis.

Research scientists agree that antisense approaches coupled with available genome and viral genetic information will ultimately lead to viable genetic medical therapies. Currently, there are two major types of antisense molecules used in antisense strategies. The first uses RNA to form duplexes with cellular RNA. RNA expression vectors offer high transfection rates, cell targeting, and in vivo transcription of the desired RNA. However, affecting messenger RNA-antisense RNA duplex formation has often proved ineffective because of low hybridization rates to target RNA and a brief antisense RNA half-life due to host-cell mediated degradation.

The second antisense molecule types are oligonucleotides composed of DNA or DNA analogs. DNA oligonucleotide mediated antisense formation with messenger RNA has proved effective in cell culture. Advantages of using DNA oligos are that DNA has a higher binding affinity for cellular RNA than does an RNA molecule and DNA has a longer half-life than RNA. Most importantly, DNA-RNA hybrids activate RNase H, an enzyme that digests the target RNA in the duplex. The RNase H enzymatic activity permanently removes the RNA from the cell and frees the oligo to bind to additional RNAs. This subsequently lowers the amount of DNA oligos required for RNA hybridization and lessens problems caused by toxicity. The list, of viral and chromosomal genes that have been successfully turned off in cell culture, by this antisense mechanism, is fast growing and the number of patents issued on specific genetic sequences for antisense use is also expanding rapidly. There are approximately 600 such U.S. patents at this writing.

Heretofore, DNA and DNA analog oligonucleotide mediated antisense strategies have been ineffective as an antisense therapy in living organisms. In contrast to RNA vectors, no effective ssDNA vector has previously been designed which can bind, penetrate, and synthesize ssDNA in cells and tissues of living animals. The DNA oligonucleotide antisense approach has worked well in vitro but not in vivo because cells cultured in vitro, e.g., in cell cultures, can be saturated with the oligonucleotide, a luxury that is not practical in the living organism. In fact, even with liposome uptake enhancers and chemical modifications to the DNA backbone, which increase half-life, the requisite quantity of DNA oligos introduced into the organism is often toxic. Animal studies have shown this approach to induce hypotension, renal failure, coma, and death.

The CYGS proprietary technology merges the above antisense approaches. Our new technology allows a delivery/expression vector to bind cells, enter the cell, and replicate. Our cassette, when inserted into the desired targeting vector, will express sequence-specific ssDNA rather than RNA. The ssDNA (1) can be regulated to attempt expression of ssDNA at therapeutic but subtoxic levels,
(2) is sequence specific and possesses a relatively long half-life, (3) can be targeted to multiple sites on a target RNA or be targeted to multiple target RNAs, (4) provide binding sites for DNA-binding proteins, and (5) induce RNase H activity freeing the ssDNA to hybridize with other RNAs.

Having developed an effective technology for the delivery of therapeutic antisense molecules, the choice is how to most effectively get the products resulting from the technology into the health care marketplace.

The company has spent approximately $1,000,000 per year for the past two years on research and development activities.

To date there are limited ways to deliver single stranded DNA oligonucleotides into cells, but they are not reliable and can only be used in limited applications. The company's ssDNA expression vector can be used in very broad applications and can be delivered safely into the cells of living animals. To our knowledge there is no effective competition to the company's patented technology.

The company has 5 full time employees.

Regulatory Issues

Ultimately, there will be compounds available by prescription from physicians for use by patients for specific ailments. The road from lab to clinic is less a thoroughfare than a mountain trail rife with obstacles and detours mostly involving the FDA approval process. CYGS has mapped a set of pathways that should optimize the process.

The FDA approves compounds that have been demonstrated both safe and effective as individual parts and in combination. The safety of our vector by itself is easily demonstrated since it has no efficacy by itself. The task is to prove safety with a sufficient number of efficacious oligos to comfortably extrapolate universal safety of the vector alone.

The FDA recognizes different categories of disease that deserve different approval standards. The most lenient is accorded to those drugs that have been designated "compassionate use" in that any dangers or side effects they may exhibit are less harmful than those inherent in the disease itself when compared with the potential benefits.

Certain diseases have been designated as "orphan" diseases in that there are so few cases that the major drug companies cannot justify the expense of investigational development and submitting to the full approval process. Many of the orphan diseases, although rare, are nonetheless devastating to the patients and their families from both a physical and financial point of view. Accordingly, the FDA has afforded less rigorous requirements for their approval.

Accordingly, application for approval of disease specific oligos for "orphan" drugs with "compassionate use" status offer the easiest and fastest way to demonstrate the safety of our vector and the efficacy of the specific oligos in combination.

Although this approach does not represent enormous profit potential in the early stages, it minimizes the expense and time involved in gaining the first set of approvals. As anyone with any exposure to the regulatory process knows, generating a history that involves strict adherence to the regulations and consistency in approach builds trust and facilitates communication with the regulatory agency. Therefore, an important component of the company's regulatory strategy involves cycling through a number of applications to the FDA beginning with the simplest and easiest to win approval.

Company Technology

The technology that became the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by CYGS. The United States Patent Office (USPTO) has allowed all the claims and the first ssDNA IEV patent is scheduled to be issued in August of 1999. Patent filings including co-inventions by CYGS scientists and Dr.
Conrad are in process. The company has also initiated work on additional technologies.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The first obvious market target for our delivery vector comprises those companies who own the rights to patented oligos with therapeutic potential. Their initial interest would be in testing the combined technologies with a view to commercialization.

The next target would be the major pharmaceutical manufacturers who might already have options on oligos and are looking for a way to bring value to that property with delivery technology. These would necessarily be firms with a long view as antisense gene therapy has the potential to severely impact the revenues now generated by treating symptoms for conditions that can be corrected or eliminated with the new biotechnology.

Strategic alliances are the rule rather than the exception in the biotech world as mentioned before. Virtually every technology invented must be combined with another technology to comprise a useable product. These combinations are generally effected through M&A or strategic alliances.

Sometimes the alliances are more intended to match financing to innovation than to match complimentary technologies. Each alliance has a valuable role in the biotechnology arena.

Initial contact has been made by various firms that may result in a strategic alliance.

Thus far the major role of management has been to obtain the funding for the research, monitoring the progress, husbanding intellectual property, and development of the technology.

1) The decision was made early on that equity funding would be the primary source with an eye to grants whenever possible. Debt has not been an option.

2) The management team has successfully kept the G&A extremely low and dedicated the lions share of available funds for research and development.

3) The Company has vigorously pursued prosecution of patents for both its licensed technology and internally developed technology. The first of such has been allowed and is scheduled for issue by August, 1999.

4) The combination of Beta Tests and RFP's assures a flow of corroborative data while new approaches and technologies are tested.

The strategy from this point forward is simple:

1) Provide the ssDNA IEV (the Beta Test Kits to as many respected investigators as possible at cost so that they can demonstrate the efficacy of their own patented oligos delivered by our patented vector;

2) Complete animal studies to prove in vivo expression in pharmacologically significant quantities;

3) Identify promising "compassionate use" therapies that qualify for fast-track FDA approval to demonstrate safety and efficacy in human trials.

This strategy has been initiated and is progressing with deliberate speed. In addition, the company is posting Requests for Proposals (RFP) from interested and competent research facilities to conduct in vivo studies from a list suggested by the CYGS Scientific Advisory Board.

The Company extended an offer to all shareholders to buy back shares of CYGS Cryogenic Solutions, Inc. freely tradable common stock. The Company will issue two shares of one year restricted common stock for each share of freely tradable common stock transferred to the Company between May 16 and August 21, 1999 up to a total of ten million shares.

Item 3.   Description of Property.

The Company's corporate executive offices are located at 1501 Winrock, #9909, Houston, Texas 77057. The Company has occupied this approximate 1100 square foot unit since August 1998. The facility is in excellent condition and is adequate for corporate use. Rent on the facility is $775,00 per month.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

Principal Shareholders

The following table sets forth the name and address, as of December 31,1998, and the approximate number of Shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director, and all Officers and Directors as a group.


Name of                             Number of               Percent of
Beneficial Owner                    Shares Owned            Shares Owned

Skillern Family Partnership         2,000,000               12.5%   D,O
2900 South Gessner #504             Common
Houston, Texas 77063

Dell T. Gibson                      872,000                  5.4%   D,O
6524 San Felipe #388                Common
Houston, Texas 77057

Gibson Family Partnership           569,399                  3.6%
6524 San Felipe #388			Common
Houston, Texas, 77057

Laurence Mealey                     1,000,000                6.2%   D,O
6524 San Felipe #388                Common
Houston. TX 77057

Mike Walters, L.P.T.                1,500,000                9.3%   D
1220 Blalock #220                   Common
Houston, Texas 77055

Malcolm Skolnick, Ph.D.             500,000                  3.1%
6524 San Felipe #388                Common
Houston, Texas   77057

Allan Richardson                    1,273,303                7.9%
4615 Post Oak Place #298            Common
Houston, Texas   77027

D	A Director of Company
O	An Officer of Company

Officers and Directors as a group:  5,041,399                37%
                                    Common

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.

NAME                          TITLE

Michael Skillern        31    President, Director

Dell Gibson             60    Executive Vice President, Director

Laurence Mealey         65    Vice President, Commercial Development,Director

Lawrence Wunderlich     40    Vice President, Finance

Michael Walters         64    Director

None of the members of Management is related to the other.

The Company has entered into temporary agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Mr. Skillern attended Texas Tech University before working for the State of Texas Senate. In 1986 Mr. Skillern worked as Vice President of Finance for Doctors' Insurance Exchange in Houston, Texas where he arranged credit lines and partnership financing exceeding $1,000,000. Mr. Skillern is the founder and currently serves as a Director and President for Cryogenic Solutions, Inc. Mr. Skillern serves as one of three general partners for Skillern Family Partnership, LTD which owns 2,000,000 common shares of the Company.

Mr. Gibson graduated from the University of Texas in Austin and has done post graduate work there. After U.S. Army service in Europe, Mr. Gibson has worked in a wide variety of Sales, Marketing and Management positions with companies such as Searle Cardio Pulmonary Instruments and AMSCO Rehab. Mr. Gibson currently serves as Vice President and Director for Cryogenic Solutions, Inc. Mr. Gibson owns 872,000 common shares of The Company. Mr. Gibson serves as one of three general partners for the Gibson family Partnership which owns 569,399 shares of the Company

Mr. Mealey was born in England where he earned his MBE and MBA degrees. He has over three decades experience as CEO, CFO, or COO with such international companies as Gulf+Western, The Laird Group in London, and INCO of Canada.
Using "hands on" experience, Mr. Mealey has enabled fledgling companies to realize their full market as well as increasing efficiency and profitability of existing companies. His international successes have included activities in nearly every European country as well as Brazil, Mexico, Canada, and of course, the USA.

Mr. Wunderlich, 40, worked as a financial consultant at the investment banking firm of Josephthal and Company. Prior to his employment with Josephthal, Mr. Wunderlich co-owned The Language Loop a translation and interpreting service provider to international companies. Mr. Wunderlich is fluent in German and Russian. Mr. Wunderlich attended the University of Vienna and Manhattan College in Riverdale, New York.

Michael Walters, L.P.T. is a Licensed Physical Therapist and has been in private practice for over thirty six years. During this time he has been associated with the Brook Army Hospital Burn Center in San Antonio, Texas and trained in that facility. He has also served and trained in the trauma ward in this same facility. Michael Walters owns 1,500,000 shares of Cryogenic Solutions, Inc. common stock.

An equity interest in The Company will be made available, on an incentive basis, to all employees, through an incentive and non-qualified stock option plan.

Item 6.   Executive Compensation

The Company has entered into temporary agreements with the officers of the Company where they are paid salary of $60,000 each per year. Such payment can be made in form of cash or restricted common stock at the prevailing ask price of the stock. The officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the opinion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Item 7.   Certain Relationships and Related Transactions

Some of the directors of the Company may hold other positions outside of the employment of the Company. Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.

Item 8.   Legal Proceedings.

The Company has no pending litigation.

Item 9.   Market for Common Equity and Related Stockholder Matters.

Principal Market

The Company's securities are traded on the NASD electronic bulletin board, quotations for which are under the symbol "CYGS." The market makers are:

Herzog, Heine, Geduld, Inc
USCC Trading/A Division of Fleet Securities
WM.V. Frankel & Co. Inc.
Hill Thompson Magid & Co., Inc.
Wein Securities Corp.
Sharpe Capital, Inc.
Knight Securities, Inc.
Waterhouse Securities, Inc.
Advanced Clearing, Inc.
Continental Broker-Dealer Corp.
Brown & Company Securities Corporation
GVR Company

Bid Information

The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as received from OTC Bulletin Board follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               High   Low
Fiscal Year Ending December 31, 1998
      Fourth Quarter Ending 12/31/98            .54   .51
      Third Quarter Ending  09/30/98            .59   .56
      Second Quarter Ending 06/30/98            .75   .63
      First Quarter Ending  03/31/98            .35   .34

Fiscal Year Ending December 31, 1997
      Fourth Quarter Ending 12/31/97            .48   .43
      Third Quarter Ending  09/30/97            .20   .20
      Second Quarter Ending 06/30/97            .30   .30
      First Quarter Ending  03/31/97            .18   .18

 Stockholders

There are approximately 850 shareholders of record for the Company as of the date of this submission. Dividends To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Item 10.  Recent Sales of Unregistered Securities.

The following tables outlines all securities the Company sold or issued within the past three years without registering the securities under the Securities Act.

Date        Type of     Number of         Number of   Consideration
            Security    Securities Issued Investors
03/25/97    Common      3,687,425         5           Paid par value $.001 for
                                                      a total of $3,687.00
                                                      to Skillern Family
                                                      Partnership, Dell
                                                      Gibson, Malcolm
                                                      Skolnick, Susan
                                                      Kerr, Alex Bernal.

03/11/98    Common      1,283,960         9           Paid par value $.001 for
                                                      a total of $1,283.00
                                                      to Craig Tomlinson,
                                                      Gibson Family Family
                                                      Partnership, Malcolm
                                                      Skolnick, Mark Wisner,
                                                      Charles Conrad, Charles
                                                      Boyd, Harry Morgenthal,
                                                      William Waldroff,Skillern
                                                      Family Partnership.

03/26/98    Common      30,000            1           Paid par value $.001 for
                                                      a total of $30.00 to
                                                      Allan Richardson.

07/16/98    Common      980,000           7           Paid par value $.001 for
                                                      a total of $980.00
                                                      to InGene Inc., Ellis
                                                      Gibson, Charles Bardwell,
                                                      Dell Gibson, Laurence
                                                      Mealey, Craig Tomlinson,
                                                      Steven Sloat.

Item 11.  Description of Securities

General

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has not issued any Preferred Stock. However, the Preferred Stock, if issued, may contain special preferences as determined by the Board of Directors of the Company, including, but not limited to, the bearing of interest and convertibility into Shares of Common Stock of the Company.

Item 12.  Indemnification of Directors and Officers.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

Item 13.  Financial Statements.

                                BALANCE SHEET
                             As of June 30, 1999
                                 (UNAUDITED)
                                                            June 30, 1999
ASSETS                                                      -------------
Current Assets
Checking/Savings
Coastal                                                     $   10,896.20
Donaldson, Lufkin & Jennette                                $       26.56
                                                            -------------
Total Checking/Savings                                      $   10,922.76
Other Current Assets
Petty cash                                                  $      600.00
Federal Income Tax Withheld                                 $       18.65
Stock Subscriptions                                         $   21,950.15
                                                            -------------
Total Other Current Assets                                  $   22,568.80
                                                            -------------
Total Current Assets                                        $   33,491.56
Fixed Assets
Research and Development Asset
Computer Equipment                                          $    2,079.24
Cyrostorage                                                      1,457.91
Freezer                                                          3,000.00
Liquid Nitrogen Container                                          600.00
Phoenix-Centrifuge/Microscope                                    2,500.00
Phoenix-Microscope                                               1,259.91
Phoenix -1/2 Centrifuge                                          1,982.34
Phoenix Equipment-Incubator                                      4,319.08
Refrigerator                                                       400.00
Shaker Bath                                                      1,800.00
Shelves for Lab                                                    291.36
Straligene-PCR Machine                                           8,177.74
VWR-Incubator                                                    2,208.21
VWR-Water Bath/Platform                                          3,742.23
Acc. Depreciation                                              -15,094.34
                                                            -------------
Total Research and Development Asset                        $   18,723.68
                                                            -------------
Total Fixed Assets                                          $   18,723.68
Other Assets
Development Stage Expenses
Accounting Fees                                             $   17,846.27
Advertising                                                     18,288.64
Auto Allowance                                                   2,400.00
Auto Insurance                                                   2,986.58
Auto Mileage Reimbursement                                         227.50
Auto Repairs                                                       681.12
Auto-Lease                                                       4,773.30
Auto-Miscellaneous Expense                                         120.17
Auto-Parking/Tolls                                                 435.71
Bank Service Charges                                               626.23
Cellular Phone Exp                                               1,266.98
Computer-Related Expenses                                        3,016.90
Domain Registration                                                 70.00
Fixed Asset
Computer Equipment                                          $   12,668.73
Office Equipment                                            $    1,210.54
Telephones, etc.                                                   966.39
                                                            -------------
Total Fixed Asset                                           $   14,845.66
Freight/Delivery                                                 2,765.71
Investigatory Expenses                                              60.83
Legal Fees                                                      84,329.84
Meals and Entertainment                                          4,035.77
Medical Insurance                                               27,528.53
Miscellaneous Exp.                                              13,765.76
Office Supplies/Expenses                                        14,688.04
Payroll Expenses                                               337,666.60
Professional Fees                                              164,258.04
Registered Agent's Fee                                             570.00
Rental of Office Space                                          17,625.00
Telephone                                                       22,462.61
Telephone Message Service                                        1,084.17
Travel  Expenses                                                 8,081.59
Utilities                                                          773.42
                                                            -------------
Total Development Stage Expenses                            $  767,280.97
Deposits
Office Deposit                                              $      250.00
Telephone Service                                                  260.00
                                                            -------------
Total Deposits                                              $      510.00

Investments
Quatum Bit Technology                                       $   10,100.00
Organizational Expenses
Accounting Fees                                             $    2,595.00
Freight/Delivery                                                   249.00
Legal Fees                                                       3,275.00
Office Supplies/Expenses                                           185.29
Professional Fees                                                1,250.00
State Incorporation Fees                                           340.00
                                                            -------------
Total Organizational Expenses                               $    7,894.29
                                                            -------------
Total Other Assets                                          $  785,785.26
                                                            -------------
TOTAL ASSETS                                                $  838,000.50
                                                            =============
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable                                            $   35,414.36
Payroll Expense                                             $    3,339.50
                                                            -------------
Total Current Liabilities                                   $   38,753.86
                                                            -------------
Total Liabilities                                           $   38,753.86
Equity
Corp. Stockholders' Equity:
Common Stock                                                $   38,162.92
Paid-In Capital                                              1,251,777.55
Stock Exp.-Issuance/Sales                                      -59,014.13
Stock Warrants                                                  25,000.00
Treasury Stock                                                 -60,000.00
Deficit Accumulated During the Development Stage              -396,679.70
                                                            -------------
Total Equity                                                $  799,246.64
                                                            -------------
TOTAL LIABILITIES & EQUITY                                  $  838,000.50
                                                            =============

                           STATEMENT OF OPERATIONS
                     Six Months Ended June 30, 1999 and
                     the Period From February 10, 1995
                          (Date of Inception) to
                                June 30, 1999
                                 (UNAUDITED)
                                                            Feb. 10, 1995
                                                           (Inception) to
                                          June 30, 1999     June 30, '99

Income
Dividend Income                           $    1,383.44     $    1,641.47
                                          -------------     -------------
Total Income                              $    1,383.44     $    1,641.47
Expense
Interest Paid                             $                 $      734.98
Miscellaneous
Other Spring Valley Exp.                                        10,013.83
Spring Valley Litigation Exp.                                    7,398.00
Rent                                                               450.00
                                                            -------------
Total Miscellaneous                       $                 $   18,595.81
Research and Development Expense
Bio Research Fees                         $      515.12     $   17,787.62
Biotechnology                                100,700.00        235,842.13
Consultants                                                      2,260.75
Depreciation Expense                           5,123.60         15,094.34
Freight/Delivery                                  56.98             71.63
Patent Attorneys' Fees/Exp                    51,420.72         66,764.26
Payroll Expenses                                   0.00         37,615.92
Quantum Optics
Supplies                                                           300.00
Supplies
lab                                               25.00           3688.71
Travel                                             0.00            300.00
                                          -------------     -------------
Total Research and Development Expense    $  157,841.42     $  379,725.36
                                          -------------     -------------
Total Expense                             $  157,841.42     $  398,321.17
                                          -------------     -------------
Net Deficit From Operations               $ (156,457.98)    $ (396,679.70)

Deficit Accumulated During the Development
 Stage at the Beginning of the Period       (240,221.72)                0
                                          -------------     -------------
Deficit Accumulated During the Development
 Stage at the End of the Period           $ (396,679.70)    $ (396,679.70)
                                          =============     =============

                          STATEMENT OF CASH FLOWS
                     Six Months Ended June 30, 1999 and
                     the Period From February 10, 1995
                          (Date of Inception) to
                                June 30, 1999
                                 (UNAUDITED)

                                                            Feb. 10, 1995
                                                           (Inception) to
                                          June 30, '99      June 30, '99
OPERATING ACTIVITIES
Deficit from Operations                   $ (156,457.98)    $ (396,679.70)        Adjustments:
Depreciation Expense                           5,123.60         15,094.34
Petty Cash                                         0.00           -600.00
Stock Subscriptions                          -19,735.00        (21,950.15)
Accounts Payable                              31,666.78         35,414.36
Payroll Expense                               -2,528.06          3,339.50
Federal Income Tax Withheld                      -18.65            (18.65)
                                          -------------     -------------
Net cash provided by Operating Activities $ (141,949.31)      (365,400.30)
INVESTING ACTIVITIES
Research and Development
  Asset Acquisition                       $   (4,800.00)    $  (33,818.02)
Development Stage Expenses                  -268,847.97       (767,280.97)
Deposits: Office Deposit                           0.00           -510.00
Investment-Quantum Bit Induction Technolog   -10,100.00        (10,100.00)
Organizational Expenses                            0.00         -7,894.29
                                           ------------      ------------
Net cash provided by Investing Activities  $(283,747.97)    $ (819,603.28)
FINANCING ACTIVITIES                       ------------     -------------
Stockholders' Equity: Common Stock         $  20,677.22     $   38,162.92
Stockholders' Equity: Paid-In Capital        308,292.78      1,251,777.55
Stockholders' Equity: Stock Warrants          25,000.00         25,000.00
Stockholders' Equity: Stock Expenses/Issua   -30,581.80        -59,014.13
Stockholders' Equity: Treasury Stock         -60,000.00        -60,000.00
                                           ------------     -------------
Net cash provided by Financing Activities  $ 263,388.20     $1,195,926.34
                                           ------------     -------------
Net cash increase for period               $(162,309.08)    $   10,922.76
Cash at Beginning of Period                  173,231.84            -0-
                                           ------------     -------------
Cash at End of Period                      $  10,922.76     $   10,922.76
                                           ============     =============

                      STATEMENT OF STOCKHOLDERS' EQUITY
                      Six Months Ended June 30, 1999 and
                      the Period From February 10, 1995
                           (Date of Inception) to
                                June 30, 1999
                                 (UNAUDITED)
                                                            Feb. 10, 1995
                                                           (Inception) to
                                          June 30, l999     June 30, '99
                                          -------------     ------------
Stockholders' Equity: Common Stock        $   20,677.22     $   38,162.92
Stockholders' Equity: Paid-In Capital        308,292.78      1,251,777.55
Stockholders' Equity: Stock Warrants          25,000.00         25,000.00
Stockholders' Equity: Stock Expense/
 Issuance/ sale                              -30,581.80        -59,014.13
Stockholders' Equity: Treasury Stock         -60,000.00        -60,000.00
                                          -------------     -------------
Total                                     $  263,388.20     $1,195,926.34
Deficit from Operations                   $ (156,457.98)      -396,679.70
                                          -------------     -------------
Total Stockholders' Equity                $  106,930.22     $  799,246.64
                                          =============     =============



 To the Board of Directors and Stockholders of Cryogenic Solutions, Inc.
6524 San Felipe, Suite 388
Houston, Texas 77057

I have audited the accompanying balance sheet of Cryogenic Solutions, Inc. (a
Nevada corporation in the development stage) as of December 31, 1998, and the related statement of operations, stockholders' equity, and cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cryogenic Solutions, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas
July 6, 1999


                                BALANCE SHEET
                            As of December31,1998
ASSETS
Current Assets
Checking/Savings
Coastal                                                     $  173,231.84
                                                            -------------
Total Checking/Savings                                      $  173,231.84
Other Current Assets
Petty cash                                                  $      600.00
Stock Subscriptions                                         $    2,215.15
                                                            -------------
Total Other Current Assets                                  $    2,815.15
                                                            -------------
Total Current Assets                                        $  176,046.99
Fixed Assets
Research and Development Asset
Computer Equipment                                          $       79.24
Cyrostorage                                                      1,457.91
Freezer                                                          3,000.00
Phoenix-Centrifuge/Microscope                                    2,500.00
Phoenix-Microscope                                               1,259.91
Phoenix -1/2 Centrifuge                                          1,982.34
Phoenix Equipment-Incubator                                      4,319.08
Shelves for Lab                                                    291.36
Straligene-PCR Machine                                           8,177.74
VWR-Incubator                                                    2,208.21
VWR-Water Bath/Platform                                          3,742.23
Acc. Depreciation                                               -9,970.74
                                                            -------------
Total Research and Development Asset                        $   19,047.28
                                                            -------------
Total Fixed Assets                                          $   19,047.28
Other Assets
Development Stage Expenses
Accounting Fees                                             $    8,395.00
Advertising                                                     16,813.87
Auto Allowance                                                     600.00
Auto Insurance                                                   2,986.58
Auto Mileage Reimbursement                                         227.50
Auto Repairs                                                       681.12
Auto-Lease                                                       1,414.52
Auto-Miscellaneous Expense                                         120.17
Auto-Parking/Tolls                                                 422.71
Bank Service Charges                                               516.23
Cellular Phone Exp.                                              1,266.98
Computer-Related Expenses                                        1,120.28
Fixed Asset
Computer Equipment                                          $   12,668.73
Office Equipment                                            $    1,210.54
Telephones, etc.                                                   966.39
                                                            -------------
Total Fixed Asset                                           $   14,845.66
Freight/Delivery                                                 2,527.21
Investigatory Expenses                                              60.83
Legal Fees                                                      48,620.90
Meals and Entertainment                                          3,784.22
Medical Insurance                                                7,861.53
Miscellaneous Exp.                                              12,965.93
Office Supplies/Expenses                                        12,019.22
Payroll Expenses                                               191,747.34
Professional Fees                                              134,011.54
Registered Agent's Fee                                             570.00
Rental of Office Space                                          12,925.00
Telephone                                                       13,936.19
Telephone Message Service                                        1,084.17
Travel  Expenses                                                 6,620.07
Utilities                                                          288.23
                                                            -------------
Total Development Stage Expenses                            $  498,433.00
Deposits
Office Deposit                                              $      250.00
Telephone Service                                                  260.00
                                                            -------------
Total Deposits                                              $      510.00
Organizational Expenses
Accounting Fees                                             $    2,595.00
Freight/Delivery                                                   249.00
Legal Fees                                                       3,275.00
Office Supplies/Expenses                                           185.29
Professional Fees                                                1,250.00
State Incorporation Fees                                           340.00
                                                            -------------
Total Organizational Expenses                               $    7,894.29
                                                            -------------
Total Other Assets                                          $  506,837.29
                                                            -------------
TOTAL ASSETS                                                $  701,931.56
                                                            =============
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable                                            $    3,747.58
Payroll Expense                                             $    5,867.56
                                                            -------------
Total Current Liabilities                                   $    9,615.14
                                                            -------------
Total Liabilities                                           $    9,615.14
Equity
Corp. Shareholder's Equity
Common Stock                                                $   17,485.70
Paid-In Capital                                                943,484.77
Stock Exp.-Issuance/Sales                                      -28,432.33
Deficit Accumulated During
 the Development Stage                                        -240,221.72
                                                            -------------
Total Equity                                                $  692,316.42
TOTAL LIABILITIES & EQUITY                                  $  701,931.56

                          STATEMENT OF OPERATIONS
                      Year Ended December 31, 1998 and
                      the Period from February 10, 1995
                  (Date of Inception) to December 31, 1998
                                                            Feb. 10,1995
                                                           (Inception)to
                                          Dec.31,1998       Dec. 31,1998
Income                                    -------------     -------------
Dividend Income                           $       61.08     $      258.03
                                          -------------     -------------
Total Income                              $       61.08     $      258.03

Expense
Interest Paid                             $        0.90     $      734.98
Miscellaneous
Other Spring Valley Exp.                       2,374.32         10,013.83
Spring Valley Litigation Exp.                  9,475.00          7,398.00
Rent                                               0.00            450.00
                                          -------------     -------------
Total Miscellaneous                       $   11,850.22     $   18,595.81

Research and Development Expense
Bio Research Fees                         $    1,500.00     $   17,272.50
Biotechnology                                 78,880.79        135,142.13
Consultants                                                      2,260.75
Depreciation Expense                           5,535.92          9,970.74
Freight/Delivery                                  14.64             14.65
Patent Attorneys' Fees/Expenses               12,343.54         15,343.54
Payroll Expenses                              33,958.34         37,615.92
Quantum Optics
Supplies                                                           300.00
Supplies
Lab                                              298.00           3663.71

Travel                                             0.00            300.00
                                          -------------      ------------
Total Research and
 Development Expense                      $  132,531.23     $  221,883.94
                                          -------------     -------------
Total Expense                             $  144,381.45     $  240,030.75
                                          -------------     -------------
Net Deficit From Operations               $ (144,320.37)    $ (240,221.72)

Deficit Accumulated During the Development
 Stage at the Beginning of the Period        -95,901.35                 0
                                          -------------     -------------
Deficit Accumulated During the
 Development Stage at the End
 of the Period                            $ (240,221.72)    $ (240,221.72)
                                          =============     =============

                            STATEMENT OF CASH FLOWS
                       Year Ended December 31, 1998 and
                       the Period from February 10, 1995
                    (Date of Inception) to December 31, 1998
                                                            Feb. 10,1995
(Inception)to
                                          Dec. 31,1998      Dec. 31,1998
OPERATING ACTIVITIES                      -------------     -------------
Deficit from Operations                   $ (144,320.37)    $ (240,221.72)
Adjustments:
Depreciation Expense                           5,535.92           9970.74
Petty Cash                                      -600.00           -600.00
Stock Subscriptions                           -2,215.15          -2215.15
Accounts Payable                               2,822.58           3747.58
Payroll Expense                                5,867.56           5867.56
Other Current Liability:
 Loan From Shareholder                       -56,040.00              -
Net cash provided by Operating            -------------     -------------
 Activities                               $ (188,949.46)      (223,450.99)
INVESTING ACTIVITIES
Research and Development Asset
 Acquisitions                             $   (5,742.25)    $  (29,018.02)
Development Stage Expenses                  -303,616.41       (498,433.00)
Deposits: Office Deposit                        -250.00           -510.00
Organizational Expenses                       -3,000.00         -7,894.29
Net cash provided by Investing            -------------     -------------
 Activities                               $ (312,608.66)    $ (535,855.31)
FINANCING ACTIVITIES
Long Term Liability: Bill Waldroff        $  (15,000.00)    $       -
Shareholder's Equity: Common Stock             6,777.81         17,485.70
Shareholder's Equity: Paid-In Capital        664,040.98        943,484.77
Shareholder's Equity:
 Stock Expense-Issuance/Sales                -14,243.70        -28,432.33
Net cash provided by Financing            -------------     -------------
 Activities                               $  641,575.09     $  932,538.14
                                          -------------     -------------
Net cash increase for period              $  140,016.97     $  173,231.84
Cash at Beginning of Period                   33,214.87              0.00
                                          -------------     -------------
Cash at End of Period                     $  173,231.84     $  173,231.84
                                          =============     =============

                      STATEMENT OF STOCKHOLDERS' EQUITY
                      Year Ended December 31, 1998 and
                      the Period from February 10, 1995
                   (Date of Inception) to December 31, 1998
                                                            Feb.10,1995
                                                           (Inception)to
                                          Dec.31,1998       Dec.31,1998
                                          -----------       -----------
Stockholders' Equity: Common Stock        $    6,777.81     $   17,485.70

Stockholders' Equity: Paid-In Capital        664,040.98        943,484.77

Stockholders' Equity: Stock Expense/
 Issuance/Sale                               -14,243.70        -28,432.33
                                          -------------     -------------
Total                                     $  656,575.09     $  932,538.14

Deficit from Operations                   $ (144,320.37)      -240,221.72
                                          -------------     -------------
Total Stockholders' Equity                $ (512,254.72)    $ (692,316.42)
                                          =============     =============

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

Item 15.  Financial Statements and Exhibits.

CRYOGENIC SOLUTIONS, INC.
(A Development Stage Corporation)

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cryogenic Solutions, Inc. was incorporated in Nevada on February 10, 1995. It is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The Company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

Equity funding has been the only source of operational and research support from the outset. Capital resources have been carefully husbanded with the bulk of the funding allocated directly to research with administrative overhead held to a minimum.

Depreciation

Currently, depreciation on the research and development equipment is computed using the straight-line method over the assets' expected useful lives.

Amortization

The development stage expenses and the organization expenses are being capitalized for future amortization purposes, once the corporation begins marketing the results of its research.

Income Tax

The financial statements do not include a provision for income taxes because the Corporation has incurred net operating losses for all periods to date. The "Deficit Accumulated During the Development Stage at December 31, 1998" for $ 240,221.72 reflects the net operating loss to date.

NOTE B-DEVELOPMENT STAGE OPERATIONS

The Corporation's operations, as explained in Note A, is still devoted to raising capital, obtaining financing, and providing the funding for the research described in Notes A and D.

NOTE C-PROPERTY AND EQUIPMENT

Property and equipment are individually identified on the Balance Sheet and are stated at cost.

Research and Development equipment is being depreciated using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

The General and Administrative equipment has been set up under the Development Stage Expenses and no depreciation has been calculated at this time.

NOTE D-RESEARCH AND DEVELOPMENT EXPENSES

The research and the development of the technology that became known as the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc. and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by the Corporation. The financial arrangements of the contract are monitored by the Corporation's management.

The research and development expense categories also reflect the expenses of the patent attorneys hired to assist the Corporation in the patent filings of the first ssDNA IEV patent, which is scheduled to be issued in August of l999. Other patent filings include co-inventions by a Corporation scientist and Dr. Conrad.
                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of l934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Dell Gibson, Executive Vice President
                                     ---------------------------------------
                                                  (Registrant)
Date  August 30, 1999              By
------------------------------------------------------------------------------
                                                  (Signature)*
* Print the name and title of each signing officer under his or her signature.